UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

					SCHEDULE 13G


                  (Under the Securities Exchange Act of 1934
                       (Amendment No.      15     )*

                           Berry Petroleum Company
                               (Name of Issuer)

                              Class A Common Stock
                          (Title of Class of Securities)

                                    085789105
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                          Page 1 of 4 pages





CUSIP No.        085789105        Page     2   of    4    Pages

1.      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Winberta Holdings, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

         Not Applicable                        (a)
                                               (b)

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Alberta, Canada


   NUMBER OF        5.      SOLE VOTING POWER

    SHARES                     1,987,112

 BENEFICIALLY       6.      SHARED VOTING POWER

   OWNED BY                    Not Applicable

     EACH           7.      SOLE DISPOSITIVE POWER

   REPORTING                   1,987,112

  PERSON WITH       8.      SHARED DISPOSITIVE POWER

                               Not Applicable

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,987,112

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 		SHARES *

            Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.1

12.     TYPE OF REPORTING PERSON *

            CO-Corporation


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                             Page 2 of 4 pages





Item 1(a).    Name of Issuer:

               Berry Petroleum Company

Item 1(b).    Address of Issuer's Principal Executive Offices:

                  5201 Truxtun Avenue, Suite 300
                  Bakersfield, CA  93309

Item 2(a).        Name of Person Filing:

                  Winifred Berry Lowell

Item 2(b).    Address of Principal Business Office or, if none, residence:

                  5201 Truxtun Avenue, Suite 300
                  Bakersfield, CA  93309

Item 2(c).    Citizenship:

                  Canada

Item 2(d).    Title of Class of Securities:

                  Class A Common Stock

Item 2(e).    CUSIP Number:

                  085789105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4.    Ownership:

            (a)   Amount Beneficially Owned:

                  1,987,112 shares

            (b)   Percent of Class:

                   9.1%


















                                 Page 3 of 4 pages




 (c)   Number of shares as to which such person has:

      (  i) Sole power to vote or direct the vote            1,987,112
      ( ii) Shared power to vote or direct the vote                  -
      (iii) Sole power to dispose or direct the
              disposition of                                 1,987,112
      ( iv) Shared power to dispose or direct the
              disposition of                                         -

Item 5.   Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
		Person:

            Pursuant to the terms of the Last Will and Testament of
 		C.J. Berry, 37.5% of the dividends declared on 1,763,866 shares owned by Winberta Holdings, Ltd. are payable C.J. Bennett during his lifetime.

Item 7.   Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on By the Parent
		Holding Company:

                  Not Applicable

Item 8.   Identification and Classification of Members of the Group

                  Not Applicable

Item 9.   Notice of Dissolution of Group:

                  Not Applicable

Item 10.  Certification:

                  Not Applicable



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       January 27, 2003
            Date



                                          /s/ Kenneth A. Olson
                                          Kenneth A. Olson
                                          Attorney-in-Fact for
                                          Winifred Berry Lowell




                                 Page 4 of 4 pages